Exhibit 99.1

ReTo Eco-Solutions, Inc. Reports Full Year 2018 Audited Financial Results

BEIJING--(BUSINESS WIRE)--ReTo Eco-Solutions, Inc. (NASDAQ:RETO) (“ReTo” or the “Company”), a manufacturer and distributor of eco-friendly construction materials as well as equipment used for the production of these eco-friendly construction materials, and consultation, design, project implementation and construction of urban ecological environments including those for the purpose of capturing, controlling and reusing rainwater, commonly called “sponge cities”, today announced its audited financial results for the twelve months ended December 31, 2018.

Full Year 2018 Financial Highlights

	For the Twelve Months Ended December 31,
($ millions, except per share data)	2018	2017	% Change
Revenues	$37.57	$35.55	5.7%
Gross profit	$17.20	$17.85	-3.7%
Gross margin	45.8%	50.a2%	-4.4 percentage points
Operating income	$7.20	$10.25	-29.8%
Operating margin	19.2%	28.8%	-9.6 percentage points
Net income attributable to RETO	$4.48	$5.98	-25.1%
Diluted earnings per share	$0.20	$0.35	-42.9%

•	Revenues increased by 5.7% to $37.57 million. The increase in revenues was mainly attributed to sales increases in our machinery and equipment and municipal construction projects business segments, partially offset by sales decreases in our construction materials and technological consulting and other services business segments.

•	Gross profit decreased by 3.7% to $17.20 million while gross margin decreased by 4.4 percentage points to 45.8% for 2018. The decrease in gross profit was primarily due to the increase in per unit costs related to our construction materials business segment.

•	Operating income decreased by 29.8% to $7.20 million and operating margin decreased by 9.6 percentage points to 19.2% for 2018. The decrease in operating income was primarily due to the decrease in gross profit and the increases in operating expenses.

•	Net income attributable to ReTo was $4.48 million, or $0.20 per basic and diluted share, for 2018, compared to $5.98 million, or $0.35 per basic and diluted share, for 2017.

Full Year 2018 Financial Results

Revenues

For the year of 2018, total revenues increased by $2.02 million, or 5.7%, to $37.57 million from $35.55 million for 2017. The increase in revenues was attributed to sales increases of machinery and equipment and municipal construction projects business segments, partially offset by sales decreases of construction materials and technological consulting and other services.

	For the Twelve Months Ended December 31,
	2018			2017
	Revenues ($’000)	Gross Profit ($’000)	Gross Margin (%)	Revenues ($’000)	Gross Profit ($’000)	Gross Margin (%)
Machinery and equipment	$17,453	$9,403	53.9%	$14,485	$7,749	53.5%
Construction materials	18,806	7,206	38.3%	19,456	9,087	46.7%
Municipal construction projects	720	183	25.4%	250	90	36.0%
Technological consulting and other services	591	410	69.4%	1,360	928	68.2%
Total	37,570	17,202	45.8%	35,551	17,854	50.2%

Revenues from our machinery and equipment segment increased by $2.97million, or 20.5%, to $17.45 million for 2018 from $14.49 million for 2017. The increase in revenues from our machinery and equipment segment was due to increased market demand for our products as a result of improved brand awareness following our successful IPO at the end of 2017. We also benefitted from more stringent environmental regulations in China that forced many companies to eliminate outdated equipment and replace it with more environmentally friendly and more advanced machinery and equipment.

Revenues from our environmental-friendly construction materials decreased by $0.65 million, or 3.3%, to $18.81 million for 2018 from $19.46 million for 2017. The decrease in revenues from construction materials was related to certain regions that implemented more stringent environmental protection regulations during 2018.

Revenues from municipal construction projects increased by $0.47 million, or 187.6%, to $0.72 million for 2018 from $0.25 million for 2017.

We started to provide environmental-protection related consulting services to customers in the second half of 2016. Our subsidiaries Beijing REIT and Dingxuan provided such services to customers by assisting them in planning the environmental-protection projects, providing market research and feasibility reports review and assisting customers to finalize the design, installation, testing and inspection, as well as providing employee training services. Revenues from technological consulting and other services decreased by $0.77 million, or 56.6%, to $0.59 million for 2018 from $1.36 million for 2017. This decrease resulted from less consulting contacts being obtained in 2018.

Revenues from machinery and equipment, construction materials, municipal construction projects and technological consulting and other services accounted for 46.5%, 50.0%, 1.9% and 1.6%, respectively, of total revenues in 2018, compared to 40.8%, 54.7%, 0.7% and 3.8%, respectively, of total revenues in 2017.

On a geographical basis, China remained the largest market for the Company and contributed $15.87 million, or 90.9% of total revenues in 2018, compared to $12.24 million, or 84.5% of total revenues in 2017. North Africa was the second largest market and contributed $1.14 million, or 6.5% of total revenues in 2018.

Cost of goods sold

Total cost of goods sold increased by $2.67 million, or 15.1%, to $20.37 million for 2018 from $17.70 million for 2017.  The increase was mainly due to increase in per unit costs related to our construction materials business segment. As a percentage of revenues, total cost of goods sold were 54.2% for 2018, compared to 49.8% for 2017.

Costs of goods sold for machinery and equipment, construction materials, municipal construction projects and technological consulting and other services were $8.05 million, $11.60 million, $0.54 million and $0.18 million, respectively, in 2018, compared to $6.74 million, $10.37 million, $0.16 million and $0.43 million, respectively, in 2017.

Gross profit and gross margin

Overall gross profit decreased by $0.65 million, or 3.7%, to $17.20 million for 2018 from $17.85 million for 2017. Gross profits for machinery and equipment, construction materials, municipal construction projects and technological consulting and other services were $9.40 million, $7.21 million, $0.18 million and $0.41 million, respectively, for 2018, compared to $7.75 million, $9.09 million, $0.09 million and $0.93 million, respectively, for 2017.

Overall gross margin was 45.8% for 2018, compared to 50.2% for 2017. Gross margins for machinery and equipment, construction materials, municipal construction projects and technological consulting and other services were 53.9%, 38.3%, 25.4% and 69.4%, respectively, for 2018, compared to 53.5%, 46.7%, 36.0% and 68.2%, respectively, for 2017.

Operating expenses

Selling expenses increased by $0.13 million, or 7.1%, to $1.99 million for 2018 from $1.85 million for 2017. The increase in selling expenses was mainly due to higher sales commissions and increased marketing expenses in 2018. As a percentage of revenues, selling expenses were 5.3% for 2018, compared to 5.2% for 2017.

General and administrative expenses increased by $1.04 million, or 24.7%, to $5.27 million for 2018 from $4.22 million for 2017. The increase in general and administrative expenses was mainly due to increased salaries and benefits, as well as increased consulting and professional fees. As a percentage of revenues, general and administrative expenses were 14.0% for 2018, compared to 11.9% for 2017.

Bad debt expenses increased by $1.08 million, or 122.7%, to $1.95 million for 2018 from $0.88 million for 2017. As a percentage of revenues, bad debt expenses were 5.2% for 2018, compared to 2.5% for 2017.

Research and development expenses increased by $0.15 million, or 23.5%, to $0.80 million for 2018 from $0.65 million for 2017. The increase was due to more research and development activities for our environment friendly equipment business segment in 2018. As a percentage of revenues, research and development expenses were 2.1% for 2018, compared to 1.8% for 2017.

As a result, total operating expenses increased by $2.40 million, or 31.6%, to $10.00 million for 2018 from $7.60 million for 2017. As a percentage of revenues, operating expenses were 26.6% for 2018, compared to 21.4% for 2017.

Operating income and operating margin

Income from operations decreased by $3.05 million, or 29.8%, to $7.20 million for 2018 from $10.25 million for 2017. Operating margin was 19.2% for 2018, compared to 28.8% for 2017.

Other income (expenses)

Net other expenses were $1.05 million, including interest expense of $1.07 million and other expense of $0.02 million, for 2018. As a comparison, net other expenses were $0.85 million, including interest expense of $1.01 million and other income of $0.16 million, for 2017.

Income before income taxes

Income before income taxes decreased by $3.26 million, or 34.6%, to $6.15 million for 2018 from $9.41 million for 2017. The decrease was primarily due to a decrease in gross profit and increases in operating expenses as discussed above.

Provision for income taxes

Provision for income taxes was $1.58 million for 2018, compared to $2.76 million for 2017. The effective tax rates were 25.7% and 29.3% for 2018 and 2017, respectively.

Net income and EPS

Net income decreased by $2.08 million, or 31.3%, to $4.57 million for 2018 from $6.65 million for 2017. After deducting for non-controlling interest, net income attributable to RETO was $4.48 million, or $0.20 per basic and diluted share, for 2018, compared to $5.98 million, or $0.35 per basic and diluted share, for 2017.

Financial Conditions

As of December 31, 2018, the Company had cash and cash equivalents, including restricted cash, of $1.56 million, compared to $10.86 million at the end of 2017. Accounts receivable, Advance to suppliers, inventories were $14.73 million, $4.05 million and $4.63 million, respectively, as of December 31, 2018, compared to $18.50 million, $1.85 million and $1.61 million, respectively, at the end of 2017. The company had bank loans totaling $17.44 million as of December 31, 2018, compared to $14.95 million at the end of 2017. Total working capital was $8.84 million as of December 31, 2018, compared to $7.05 million at the end of 2017.

Net cash used in operating activities was $0.90 million for 2018, compared to net cash provided by operating activities of $2.53 million for 2017. Net cash used in investing activities was $11.55 million for 2018, compared to $7.37 million for 2017. Net cash provided by financing activities was $3.46 million for 2018, compared to $14.00 million for 2017.

About Reto Eco-Solutions, Inc.

Founded in 1999 and headquartered in Beijing, ReTo is a manufacturer and distributor of eco-friendly construction materials (aggregates, bricks, pavers and tiles), made from mining waste (iron tailings) and fly-ash, as well as equipment used for the production of these eco-friendly construction materials. The Company also provides a full range of eco-friendly project solutions, including consultation, design, project implementation and construction, relating to all stages of sponge-city projects for customers. The Company’s clients are located in mainland China, and internationally, including Canada, the United States, Mongolia, Middle East, India, South Asia, North Africa, Maldives and Brazil.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company's statements regarding its business outlook are forward-looking statements.  Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the call center business process outsourcing market in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Email: ir@retoeco.com

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: tttian@weitianco.com

Phone: +1-732-910-9692

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2018	2017
ASSETS
Current Assets:
Cash and cash equivalents	$1,477,873	$10,863,040
Restricted cash	85,293	-
Accounts receivable, net - third parties	14,725,074	18,503,286
Accounts receivable, net - related party	450,473	-
Advances to suppliers, net - third parties	4,049,568	1,847,637
Advances to suppliers, net - related party	947,557	-
Inventories	4,630,312	1,611,836
Prepaid expenses and other current assets	974,802	774,665
Acquisition deposit	2,181,000	-
Total Current Assets	29,521,952	33,600,464

Property, plant and equipment, net	41,382,223	39,833,280
Intangible assets, net	6,841,513	7,401,550
Prepayment for construction of properties	3,707,700	-
Deferred tax assets	551,534	296,535
Total Assets	$82,004,922	$81,131,829

LIABILITIES AND EQUITY

Current Liabilities:
Short term loans, net	$8,858,457	$7,540,381
Long term bank loans - current portion	436,200	4,460,524
Advances from customers	3,565,066	7,078,609
Deferred revenue	473,358	520,872
Accounts payable - third parties	1,815,496	2,506,484
Accounts payable - related party	557,584	-
Accrued and other liabilities	1,449,669	716,960
Taxes payable	2,964,524	3,352,512
Due to related parties	561,313	375,697
Total Current Liabilities	20,681,667	26,552,039

Long term bank loans	8,142,400	2,951,040
Total Liabilities	28,824,067	29,503,079

Commitments and Contingencies

Equity:
Common Stock, $0.001 par value, 200,000,000 shares authorized, 22,760,000 shares issued and outstanding as of December 31, 2018 and 2017	22,760	22,760
Additional paid-in capital	42,278,252	42,278,252
Statutory reserve	2,632,797	1,989,475
Accumulated earnings	9,084,246	5,246,950
Accumulated other comprehensive loss	(3,105,185)	(216,414)
Total RETO Eco Solutions Inc. Stockholders’ Equity	50,912,870	49,321,023

Noncontrolling interest	2,267,985	2,307,727
Total Equity	53,180,855	51,628,750

Total Liabilities and Equity	$82,004,922	$81,131,829

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years ended December 31,
	2018	2017	2016

Revenues	$37,569,862	$35,551,016	$32,424,269
Cost of goods sold	20,368,339	17,697,286	18,371,228
Gross Profit	17,201,523	17,853,730	14,053,041

Operating Expenses
Selling expenses	1,985,706	1,853,705	1,580,825
General and administrative expenses	5,265,599	4,222,601	2,677,800
Bad debt expense	1,952,646	876,942	1,101,698
Research and development expenses	799,604	647,754	503,688
Total Operating Expenses	10,003,555	7,600,902	5,864,011

Income from Operations	7,197,968	10,252,828	8,189,030

Other Expense:
Interest expense	(1,065,287)	(1,012,960)	(1,450,389)
Other income (expense)	15,456	(166,997)	(283,205)
Total Other Expense, net	(1,049,831)	(845,963)	(1,733,594)

Income Before Income Taxes	6,148,137	9,406,865	6,455,436

Provision for Income Taxes	1,580,455	2,760,080	1,952,356

Net Income	4,567,682	6,646,785	4,503,080
Less: net income attributable to noncontrolling interest	87,064	668,396	399,559
Net income attributable to ReTo Eco-Solutions, Inc.	$4,480,618	$5,978,389	$4,103,521

Net Income	$4,567,682	$6,646,785	$4,503,080
Other Comprehensive Income (loss):
Foreign currency translation income (loss)	(3,015,577)	2,109,103	(1,699,975)
Comprehensive Income	1,552,105	8,755,888	2,803,105
Less: comprehensive income (loss) attributable to noncontrolling interest	(39,742)	1,265,817	(26,394)
Comprehensive income attributable to ReTo Eco-Solutions, Inc.	$1,591,847	$7,490,071	$2,829,499

Earnings per share
Basic and diluted	$0.20	$0.35	$0.25

Weighted average number of shares
Basic and diluted	22,760,000	19,130,137	18,043,836

RETO ECO-SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years ended December 31,
	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$4,567,682	$6,646,785	$4,503,080
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Deferred tax benefit	(282,010)	(194,045)	(44,685)
Depreciation and amortization	1,734,255	1,566,739	1,361,260
Bad debt provisions	1,952,646	876,924	1,101,698
Changes in operating assets:
Accounts receivable - third parties	1,338,352	(3,174,381)	(7,451,292)
Accounts receivable - related party	(468,752)	-	-
Advances to suppliers - third parties	(2,775,574)	198,355	(1,761,639)
Advances to suppliers - related party	(986,006)	-	-
Inventories	(3,220,965)	(207,182)	745,161
Prepaid expenses and other current assets	(42,477)	(320,500)	6,281
Changes in operating liabilities:
Advances from customers	(3,226,669)	(1,328,663)	3,028,340
Deferred revenue	(20,173)	(19,733)	(20,067)
Accounts payable - third parties	(578,181)	(2,113,907)	231,012
Accounts payable - related party	557,584	-	-
Billings in excess of costs and estimated earnings	-	-	(174,038)
Taxes payable	(214,627)	853,072	2,078,982
Accrued and other liabilities	801,212	(248,546)	333,863
Net cash provided by (used in) operating activities	(903,883)	2,534,918	3,937,956

CASH FLOWS FROM INVESTING ACTIVITIES
Addition of property, equipment and construction in progress	(5,417,535)	(4,639,003)	(9,372,067)
Purchase of intangible assets	-	-	(1,681,870)
Deposit made for acquisition	(2,269,500)	-	(565,000)
Advance payment for construction of properties	(3,858,150)	-	-
Acquisition of minority interest	-	(2,735,000)	-
Collection on project deposit	-	-	2,317,700
Net cash used in investing activities	(11,545,185)	(7,374,003)	(9,301,237)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	10,182,490	9,767,793	7,597,297
Repayment of short-term loans	(8,790,530)	(8,244,905)	(6,772,500)
Deferred financing costs paid		-	(98,774)
Proceeds from long-term bank loans	9,304,950	-	752,500
Repayment of long-term bank loans	(7,454,248)	(3,799,654)	(1,962,331)
Repayment of bank notes, net	-	(739,984)	-
Proceeds received from stock issuance for reorganization	-	-	4,457,500
Payments to original shareholders of Beijing REIT	-	-	(3,466,260)
Proceeds from investor loan	-	-	3,200,000
Gross proceeds from Initial Public Offering – stock issuance	-	16,100,000	-
Direct costs disbursed from Initial Public Offering proceeds	-	(1,829,806)	-
Proceeds from private placement sale of stock	-	3,600,000	-
Proceeds from (repayment of) related party loans, net	213,454	(854,401)	817,495
Capital contribution from noncontrolling shareholders	-	-	2,218,617
Net cash provided by financing activities	3,456,116	13,999,046	6,743,544

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND RESTRICTED CASH	(306,922)	(121,912)	(241,896)

NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	(9,299,874)	9,038,046	1,138,367

CASH AND RESTRICTED CASH, BEGINNING OF YEAR	10,863,040	1,824,994	686,627

CASH AND RESTRICTED CASH, END OF YEAR	$1,563,166	$10,863,040	$1,824,994

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$1,012,174	$997,948	$1,430,901
Income tax paid	$1,895,202	$1,903,343	$719,479

Non-Cash Financing Activities
Conversion of investor loan to equity	$-	$-	$3,200,000